NETCO ENERGY INC.

1100 – 609 West Hastings Street

Vancouver, BC, Canada  V6B 4W4

Tel: 604-331-3376  Fax: 604-688-4712

Netco files Year-end Financial Statements and Reserves Information

Vancouver, May 5, 2005 – Netco Energy Inc. (TSXV: NEI) has filed its audited financial statements for the year ending December 31, 2004 along with its 2004 year-end reserves information as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

Netco Energy Inc. is an oil and gas issuer with its common shares listed on the TSX Venture Exchange.

Copies of the audited financial statements, Management’s Discussion and Analysis, and reserves report may be obtained on the SEDAR website at www.sedar.com.

For further information, please contact Chris Schultze at (604) 331-3376 and visit the company website at www.NetcoEnergy.com.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.